Exhibit 3.1

STATE OF DELAWARE

Certificate of Amendment

OF

Certificate of Incorporation

OF

NICHOLAS FINANCIAL, INC.

Nicholas Financial, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the Corporation by unanimous written consent in lieu of a meeting duly adopted resolutions that the Certificate of Incorporation of the Corporation be amended. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED: that the Board of Directors of the Corporation hereby deems it advisable to approve, and does hereby approve, the Certificate of Amendment to the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) to change the name of the Corporation by deleting Article I of the Certificate of Incorporation in its entirety and replacing it with the following:

“Article I

The name of the corporation is Old Market Capital Corporation (the “Corporation”).”

SECOND: That all other articles, sections and subsections of the Certificate of Incorporation of the Corporation shall remain unchanged.

THIRD: That the aforesaid amendment was duly adopted by the Board of Directors in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware, including Sections 242(b)(1) and 242(d)(1), without a vote of the stockholders.

FOURTH: That the foregoing amendments to the Certificate of Incorporation of the Corporation shall be effective on September 27, 2024 aft the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation as of the 23rd day of September, 2024.

By:/s/ Charles Krebs

Charles Krebs, Chief Financial Officer